

Mail Stop 3233

April 19, 2017

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:** **Phillips Edison Grocery Center REIT III, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted March 24, 2017**
> **CIK No. 0001688016**

Dear Mr. Edison:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 13. Please revise to include a dilution table and a table that shows a comparison of the public contribution under the proposed public offering and the effective cash contribution of insiders. Please refer to Item 506 of Regulation S-K.

Prospectus Cover Page

2.   We note your disclosure in footnote 4 that your Advisor will <u>also</u> pay dealer manager fees of 2% of the gross proceeds from Class T shares and 1.5% of the gross proceeds from Class I shares. In light of your revisions to the table, please revise footnote 4 to clarify that these fees are reflected in the table, and are not in addition to the fees

reflected in the table. Please also adjust the amount in the net proceeds column to reflect the dealer manager fee or advise us why such revision is not necessary.

Prospectus Summary

3.   We note your response to comment 7. We also note your disclosure on pages 6 and 7 regarding performance and portfolio valuation information for your Phillips Edison sponsor and your Griffin sponsor. Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. If such disclosure is included elsewhere in the prospectus, please clarify in greater detail how transaction value and asset value is calculated.

How many real estate investments do you currently own?, page 15

4.   We note your response to comment 8 and reissue the portion of that comment seeking disclosure in an appropriate section of the information required by Item 14(b) and (e) of Form S-11 for the Publix at St. Cloud property.

Who can invest in each class of our common stock and what are the differences…?, page 19

5.   We note your response to comment 9. Please revise your disclosure to clarify the nature of the adjustments that will be made calculate the liquidating distributions payable to holders of Class A, Class T and Class I shares, respectively.

Prior Performance Summary, page 126

6.   Please update your prior performance summary and tables in Appendix A through December 31, 2016.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Organization and Offering Costs, page F-8

7.   We note your updated disclosure pertaining to comment 16. Please continue your revisions to clearly disclose your full accounting policy for organization and offering expenses. Refer to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.

Note 9. Related-Party Transactions, page F-15

Advisory Agreement, page F-15

8.   We note your disclosure stating that your advisor intends to only seek reimbursement for organization and offering costs up to 1% of gross offering proceeds. However, in other areas of the document you state that you will reimburse any amounts the advisor pays for organization and offering expenses in excess of 1.0% up to a maximum of 3.5% of gross offering proceeds. Please reconcile these statements and update your document accordingly.

Draft 5.1 Opinion

9.   We note counsel assumes, upon the issuance of any of the shares of common stock, the total number of shares issued and outstanding will not exceed the total number of shares that the registrant is then authorized to issue under the charter. Please have counsel revise assumption 7 to clarify that you have sufficient authorized shares as of the date of the opinion or advise. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission's website.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Robert H. Bergdolt, Esq.
         DLA Piper LLP